Filed by Forest Oil Corporation
Pursuant to Rule 425 of the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company:        The Houston Exploration Company
Commission File No.:    333-140532

The following materials were presented at an energy conference by representatives of Forest Oil Corporation on April 2, 2007

Howard Weil 35th Annual Energy Conference April 2, 2007

Forest Oil Corporation Snapshot Fully Diluted Shares Outstanding ( MM ) 63.5 Equity Market Capitalization ( 3/28/07 $MM ) 2,162 Net Debt ( 12/31/06 $MM ) 1,149 Enterprise Value ( $MM ) 3,311 Pro Forma Proved Reserves ( 12/31/06 Bcfe ) 1,455 Proved Developed Percentage (%) 71 2006 Production ( MMcfe/d ) 310 R / P Ratio ( Years ) 12.9

THX /FST Production Areas FST Production Areas Assets Strengthen Our Growth Areas * Forest’s estimated proved reserves as of December 31, 2006 ** Forest’s THX estimated proved reserves as of September 30, 2006 Canada Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) - - - 232 85 733 232 85 733 Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) Alaska - - - 181 38 1,045 181 38 1,045 Western Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) 52 9 739 704 132 258 756 141 997 Southern 603 195 171 Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) 338 55 227 FST* THX** Total 941 250 398 Consolidated 1,455 310 5,596 Reserves (Bcfe) 2006 Prod. (MMcfe/d) 12/31/06 Net Acreage (M) 655 204 910 2,110 514 6,506

The “4-Point” Transformation September 2003 Continued reduction in costs Lower exposure to frontier exploration Implement acquisitions as an integral part of our investment program Maintain strong balance sheet September 2006 Grow organically Continue to identify attractive acquisition opportunities Continue reduction in costs Continue to preserve financial flexibility Transformation Everything has been changed - leadership, assets, focus GOM asset base to balanced North American onshore portfolio Multiple areas with visible, repeatable inventory Demonstrated ability for organic growth and strategic transactions Maintained cost control due to early focus Retained upside in undeveloped acreage, tax attributes and other assets Results in Upgraded Portfolio

Results from “4-Point” Transformation 990 272 1,161* 250 $2.16* 918 212 $2.00 310 17% CAGR 14% CAGR * Pro forma estimated proved reserves at December 31, 2005 for the spin-off and merger with ME 1,455 $2.15 3 Year FD&A at $2.11 RESERVE GROWTH ( Bcfe ) PRODUCTION ( MMcfe/d ) TOTAL CASH COSTS ($/Mcfe ) FD&A COSTS ( $/Mcfe ) $2.78 $2.65 $2.68 Keeping cash costs flat in a rising price environment 2003 2004 2005 2006 2004 2005 2006 2004 2005 2006 2003 2004 2005 2006

Targeted Acquisition Strategy Unocal 224 66 3,394 138 1.62 252 93 New Permian 113 25 4,520 109 1.04 32 5 Wiser Oil 330 64 5,156 191 1.73 388 288 Buffalo Wallow 235 25 9,400 120 1.96 33 11 Cotton Valley 255 13 19,615 110 2.32 26 14 Others 129 27 4,778 123 1.05 100 45 Houston Exploration 1,577 204 7,730 655 2.41 709 569 Total 2,863 424 6,752 1,446 1.98 1,540 1,025 Purchase Initial Net Undeveloped Price* Production $ Per Reserves $ Per Acreage Acreage ( $MM ) ( MMcfe / d ) Mcfe / d ( Bcfe ) Mcfe ( 000’s ) ( 000’s ) Acquisition Total F&D cost of $1.98 on 1.4 Tcfe of reserves without allocation Production per Mcfe/d acquired at $6,752 with R/P of 9.3 years Acquisition of primarily proved developed reserves, Forest retains upside * Purchase price includes original unadjusted cash and stock consideration and debt assumed in connection with the acquisition, and is not equal to the purchase price recorded in purchase accounting Note: Forest Corporate Transactions

Successful Acquire & Exploit Results Original Acquisition 1,249 741 1.69 Cash Flow / Production* (720) (182) 3.95 Special Dividend** (399) (95) 4.18 (Unocal and Wiser Offshore) Subtotal 130 464 0.28 Capital Projects 649 375 1.73 Total Investment 779 839 0.93 90% of original investment paid out - 63% of reserves remaining 38% of total investment paid out - 113% of reserves remaining * Does not include value or income from drilling rigs ** Dividend occurred on 3/2/06 and included properties from both the Unocal and Wiser acquisitions INVESTMENT RESERVES COST ( $MM ) ( Bcfe ) ( $ / Mcfe ) December 31, 2006 Including Recent E. Texas Acquisition

Houston Exploration Transaction

Key Transaction Terms 655 Bcfe estimated proved reserves, 65% PD, 97% gas 2006 production of 204 MMcfe/d, 96% gas Oil and Gas Assets Forest Oil Board and Management Management and Governance 2Q 2007 Expected Close Consideration Paid $1.6 billion transaction 23.6 million shares, $739 million cash, assume $100 million net debt Structure Tax free merger Consideration election and equalization

Transaction Rationale Accretive transaction on a cash flow, production and reserves per share basis 2006 activity and the THX transaction essentially trade GOM and Alaska for THX’s onshore resource play assets Attractively valued corporate transaction provides opportunity to repeat earlier success with Wiser and other corporate transactions INCREASES SHAREHOLDER VALUE SHARPENS OPERATIONAL FOCUS AND STRENGTHENS GROWTH Additional emphasis on low risk, repeatable drilling programs Acquired assets create a larger, highly-focused onshore resource company Solidifies S. Texas and E. Texas as growth areas Adds significant Rockies position inexpensively POSITIVE FINANCIAL IMPACT Allows FST to apply free-cash model and cost control to THX asset base Portfolio rationalization and capex re-allocation allows focus on core operating areas DELIVERS ON OUR ACQUISITION STRATEGY FST has proven “acquire & exploit” talent Corporate transactions are harder to execute but are attractively valued

2007 Growth Areas THX THE “BIG FIVE” THE “UP AND COMERS” THE “ROCK STEADIES” THE “FLYERS” Buffalo Wallow Area Wild River Cotton Valley - FST & THX Katy S. Texas Lobo Greater Vermejo/Haley Ansell Foothills Barnett Shale Arkoma NE Colorado Niobrara Evi / Slave Point Oil Central Permian Oil San Juan Rockies - FST Uinta International New Ventures (CBM & Shale)  FST THX

Multiple Platforms Provide “Next Step” in Growth Production Buffalo Wallow Katy Wild River Cotton Valley Up and Comers Time

Prospect Inventory Has Expanded Greater Buffalo Wallow Area 656 - 722 - Canada Deep Basin and Foothills 153 - 102 - Ark-La-Tex 246 605 158 224 South Texas 21 395 74 349 Barnett Shale 119 - 129 - Permian 1,237 - 622 - Rockies** / Niobrara 352 1,811 55 492 Total 2,784 2,811 1,862 1,065 KEY GROWTH AREAS FST THX FST THX * Does not include current estimated proved reserves ** Does not include THX Uinta gross project inventory or net unrisked potential (Bcfe) Total identified project inventory of 5,595 projects and total net unrisked potential of 2.9 Tcfe (Bcfe) GROSS PROJECT INVENTORY NET UNRISKED POTENTIAL* September 30, 2006

Forest Oil Assets

Greater Buffalo Wallow - Texas Panhandle Field approved for 20 acre downspacing 656 estimated non-proved locations identified at 12/31/06 5 rigs currently drilling Record net production of 40 MMcfe/d in Q4 2006 (produced 20 MMcfe/d when acquired) Increased acreage to 45,400 gross acres Completed two recent deeper Granite Wash tests at Frye Ranch Offset discoveries in Hunton & Springer Horizontal drilling being implemented by industry Hemphill County Wheeler County Currently Drilling  2007 Well Location

Canadian Deep Basin - Cretaceous Play Wild River Ansell Hinton 160 acre down-spacing and commingling approved Approximately 60 locations identified Very active area for shallow gas exploration/development 28,800 gross acres, average WI 50% Record net production of 37 MMcfe/d in Q4 2006 (produced 9 MMcfe/d when acquired) New frac techniques resulted in best wells to date New area for shallow gas exploration/development Recently increased gross acreage to 26,200 Average WI: 50% Extensive 3D Seismic coverage 2 wells completed in Q4 at a combined 4.6 MMcfe/d The next Wild River ? 10,300 gross acres Last well tested 6.5 MMcfe/d - best to date Potential Locations Producing Well Potential Locations Recent Completions Technique Enhancement Next Application Currently Drilling

Cotton Valley Summary Focused on Cotton Valley resource play in Woodlawn, Blocker, Oak Hill, and Carthage Field Areas 40 and 80 acre downspacing approved 349 drilling locations identified 26,000 net acres; 14,000 undeveloped Net production increased 62% to 21 MMcfe/d in Q4 2006 (produced 13 MMcfe/d when acquired) Recent industry horizontal drilling results encouraging First sales to new gathering system Haggerty Creek Gladys Davis SW Woodlawn Adams Woodlawn Pettit Tatum, N Wallace Hardwood Hardwood, S Carthage, N Beckville Minden Carthage, W Broadaway CW Fields WOODLAWN OAK HILL CARTHAGE WILLOW SPRINGS BLOCKER

Katy Field Took over full operations August 1, 2006 Since that time: Sparks Drilling Program First well IP’d @ 2.3 MMcf/d Second well completing Third well drilling Frio Program totaled IP’s of 4.9 MMcf/d Wilcox Recompletion Program First two wells averaged IP’s of 700 Mcf/d 7 additional recompletions planned Yegua Recompletion Program 11 wells planned Gross Production increased 54% to 20 MMcfe/d in the 4th Quarter of 2006 Successful Frio Drill Well Q4-06 Successful Sparks Drill Well Q1-07 PUD Sparks Drill Well - 2007 Ongoing Wilcox Recompletions Ongoing Yegua Recompletions PUD Wilcox Drill Well - 2007

0 6 Miles HILL SOMERVELL JOHNSON HOOD ERATH BOSQUE HAMILTON Barnett Shale - Fort Worth Basin 20,000 gross acres in Hill, Erath and Hamilton counties with an additional 10,000 acre option 50/50 exploration joint venture agreement in Hill County First horizontal well tested at 2.1 MMcfe/d Second well drilling 3D seismic planned for remaining acreage Delineation of Barnett Shale acreage with approximately 6 wells planned in 2007 Industry success recently near Hill County JV Approximate Acreage Position Currently Drilling

Houston Exploration Assets

Plan For These Assets - 4 Point Strategy GROW ORGANICALLY Increase drilling activity in E. Texas and Niobrara shallow gas plays Capitalize on exposure to horizontal drilling in S. Texas and E. Texas Initiate gas liquids processing to enhance recoveries IDENTIFY ATTRACTIVE ACQUISITION OPPORTUNITIES REDUCE COSTS Apply project FOCUS to keep LOE flat Reduce G&A Lower product gathering and transportation costs PRESERVE FINANCIAL AND PERSONNEL FLEXIBILITY Decrease annual capex spending by about $200 million and focus on high-return projects Transform into a free-cash flow generator Maintain THX Houston office for business unit and support services Look to acquire additional interests in and around core areas of the asset base Use size and scale of S. Texas and E. Texas position to consolidate smaller players

South Texas - Property Portfolio Large gas resource play Lobo cumulative production 7 Tcfe Katy cumulative production 10 Tcfe Combined 185,000 net acres Critical mass of assets to allow for optimization of drilling, completion and operating expenditures Same geologic trends throughout property base Adds to Katy operations and ongoing exploitation Katy Bonus McAllen Ranch Sabine Mercy Guerra Lobo Charco Texas Lobo / Perdido Wilcox Yegua Frio / Vicksburg Existing FST Fields Existing THX Fields

South Texas - THX Overview Wilcox/Lobo/Vicksburg Trend 500 + drilling locations 117,000 gross acres (91,500 net) 2,445 sq. mi. licensed 3D seismic Drilling and imaging developments will continue to create opportunities High production - short cycle time Exposure to shallow and deep objectives Excellent fit with Forest’s South Texas operations Horizontal drilling and exploration potential Vaquillas Ranch Hubberd S. Laredo Alexander Benavides/El Refugio Charco Trevino N. Roleta N.E. Thompsonville TCB Los Indios Rincon San Carlos THX Acreage 3-D Coverage FST Fields

East Texas Cotton Valley Multiple rig, multiple year drilling inventory Adds 400 + locations to 349 already in Forest’s inventory Combined 41,000 net acres Good geographic fit with Forest’s East Texas assets Horizontal drilling potential Strengthens position in basin to achieve critical mass Synergy with Forest LP gas gathering system THX Acreage Fields Oak Hill Area Carthage Area FOC Planned Horizontal Devon CV Horizontal Activity Hardwood, S Wallace Haggerty Creek Woodland, Pettit Gladys Davis Adams Hardwood Willow Springs SW Woodlawn Tatum, N Carthage, N Beckville Carthage Minden Forest Acreage

The Horizontal Application - East Texas Recent horizontal drilling success has yielded well IP rates in excess of 10 MMcfe/d Horizontal Completion Vertical Commingled Completion Cotton Valley Taylor Sand 2,500 - 3,500' Lateral Staged Fracture Stimulations Fracture Stimulation and Commingled

Arkoma Overview Caney/Woodford Shale Barnett Shale Fayetteville Shale 1 2 3 Multiple rig, multiple year drilling inventory 400 + drilling locations 71,000 gross acres (40,200 net) Shale potential 11,285 net acres leased in SWN AMI Low risk, low cost repeatable play with downspacing potential Compression upside THX/SWN AMI (11,285 Net Acres) THX Acreage (40,200 Net Acres)

Rockies Overview - Colorado Niobrara Play 1,890 + drilling locations 672,600 gross acres (471,700 net) 340 sq. mi. of proprietary 3D seismic Recent Santos acquisition adds 170,000 gross acres Plan to increase activity in the area Attractive development costs approximately $1.00 per Mcfe THX Acreage 3-D Outline

Natural Buttes Area 2,500 + potential drilling locations 163,900 gross acres (97,600 net) Substantial gas resource in place Near Forest’s Altamont/Bluebell position in the Uinta Basin Near term plan to reduce activity and move rigs to Wamsutter or E. Texas Maintain long term option on Rockies gas Rockies Overview - Utah Questar EnCana Dominion Gasco Barrett Anadarko/EOG Mak-J Del Rio/Orion Wind River/Barrett Royale CDX Retamco Barrett THX Partial Uinta Basin: Natural Buttes Area THX 100%

2007 Business Plan

Forest Production Profile Western Canada Southern Alaska ( MMcfe/d ) 26% CAGR 212 250 272 310 540* July 31, 2003: Implementation of Initial “4-Point” Game Plan (focused on balancing the portfolio) * Forest’s 2007 business plan assuming acquisition of assets at 1/1/07 61 87 115 132 153 51 65 72 85 88 43 54 44 55 261 57 44 41 38 38 0 100 200 300 400 500 600 2003 2004 2005 2006 2007e

Pro Forma Combined 2007 (e) E&D Capex $589 $490 Total Combined $1,079 Rationalization and synergies of pro forma capital expenditures will eliminate almost $200 million in spending 2006 Forest Oil $589 Houston Exploration (e) $490 2006 (e) Combined 2007 (e) Business Plan* $900 $179 Total Combined $ 1,079 Forest’s Business Plan $900 ( $MM ) * Forest’s 2007 business plan assuming acquisition of assets at 1/1/07

Compelling Investor Appeal Uniquely positioned mid-cap with critical mass in multiple high quality basins Each business unit has at least one growth area Have critical mass in five attractive basins (E. Texas, Permian, Anadarko, Alberta and Rockies) Well-balanced resource play with visible organic growth profile Extensive exploitation inventory Attractive exploration upside; 5.2 million net undeveloped acres at 12/31/06 Successful acquisition and exploitation track record fueling steady replenishment of drilling opportunities Total FD&A expenditures over the last 3 years of $2.0 billion, at a FD&A cost of $2.11/Mcfe Significant additional financial and operational assets supplement net asset value $1.1 billion dividend in March, 2006 demonstrates management commitment to its shareholders

Cautionary Statements The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the terms “probable” and “possible” reserves, reserve “potential” or “upside” or other descriptions of volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC’s guidelines strictly prohibit Forest from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by us. Investors are urged to consider closely the disclosure in Forest’s Form 10-K for fiscal year ended December 31, 2006, available from Forest at 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations. You can also obtain this form from the SEC by calling 1-800-SEC-0330. This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that Forest assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this presentation are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Forest cautions that its future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas. These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest's 2006 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Also, the financial results of Forest's foreign operations are subject to currency exchange rate risks. Any of these factors could cause Forest's actual results and plans to differ materially from those in the forward-looking statements. This presentation includes “net debt”, which is a non-GAAP financial measure. Please go to our website, www.forestoil.com, for a reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures.

Cautionary Statements (cont.) In connection with the proposed acquisition, Forest and The Houston Exploration Company (THX) will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the definitive joint proxy statement/ prospectus when it becomes available because it will contain important information regarding Forest, THX and Forest’s acquisition of THX. A definitive joint proxy statement/prospectus will be sent to security holders of Forest and THX seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Forest and THX with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Forest) may also be obtained for free from Forest by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations, or by telephone: 303-812-1400, or email: ir@forestoil.com. The definitive joint proxy statement/prospectus and such other documents (relating to THX) may also be obtained for free from THX by directing a request to The Houston Exploration Company, 1100 Louisiana Street, Suite 2000, Houston, TX 77002, Attention: Investor Relations, or by telephone: 713-830-6800, or by email: info@houstonexp.com. Forest, its directors, executive officers and certain members of management and employees, may be considered “participants in the solicitation” of proxies from Forest’s shareholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. THX, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from THX’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.